Pricing supplement no. 1589
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 114-II dated March 6, 2008

Registration Statement No. 333-130051
Dated September 26, 2008
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $1,845,000 Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index due March 31, 2010

General

- The notes are designed for investors who believe that neither the S&P 500® Index nor the Russell 2000® Index will appreciate or depreciate by more than 23%, as compared to their respective Initial Index Levels, on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 31, 2010*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on September 25, 2008 and are expected to settle on or about September 30, 2008.

Key Terms

Indices:	The S&P 500® Index ("SPX") and the Russell 2000® Index ("RTY") (each an "Index," and together, the "Indices").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which will not be less than the zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note payable at maturity will equal: (i) If a Knock-Out Event has *not* occurred during the Monitoring Period, the Fixed Payment of $180 per $1,000 principal amount note (or 18% x $1,000); or (ii) If a Knock-Out Event has occurred during the Monitoring Period, zero.
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level **of either Index** is greater than the Upper Knock-Out Level for such Index OR less than the Lower Knock-Out Level for such Index.
Upper Knock-Out Level:	1487.29 for the S&P 500® Index and 868.06 for the Russell 2000® Index, each of which is equal to 123% of the Initial Index Level of the relevant Index.
Lower Knock-Out Level:	931.07 for the S&P 500® Index and 543.42 for the Russell 2000® Index, each of which is equal to 77% of the Initial Index Level of the relevant Index.
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Initial Index Level:	For each Index, the Index closing level on the pricing date, which was 1209.18 for the S&P 500® Index and 705.74 for the Russell 2000® Index.
Observation Date:	March 26, 2010*
Maturity Date:	March 31, 2010*
CUSIP:	48123LNW0

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 114-II.

Investing in the Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 114-II and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 114-II, the information in the footnotes (1) and (2) below controls.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$24.40	$975.60
Total	$1,845,000	$45,018	$1,799,982

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $24.40 per $1,000 principal amount note and, with respect to $160,000 aggregate principal amount notes, will use a portion of that commission to pay selling concessions to other dealers of $2.00 per $1,000 principal amount note. For the remainder of the notes sold in this offering, the other dealers will forgo all of their selling concessions. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Underwriting" beginning on page PS-49 of the accompanying product supplement no. 114-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 26, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 114-II dated March 6, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 29, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 114-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 114-II dated March 6, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208001420/e30659_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **CAPITAL PRESERVATION**— You will receive at least the principal amount of your notes if you hold the notes to maturity regardless of the performance of the Indices. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE** — You will be entitled to a Fixed Payment of $180 (or 18% x $1,000) at maturity, in addition to your principal, for each $1,000 principal amount note, even if the Index closing levels of both Indices on the Observation Date are less than their respective Initial Index Levels, so long as the Index closing levels of both Indices were less than or equal to their respective Upper Knock-Out Level AND greater than or equal to their respective Lower Knock-Out Level on every trading day during the Monitoring Period.

- **THE INDICES** — The return on the notes is linked to the S&P 500® Index and the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Index, see the information set forth under "The S&P 500® Index" and "The Russell 2000® Index" in the accompanying product supplement no. 114-II.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 114-II. Notwithstanding any disclosure in product supplement no. 114-II to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes (the "CPDI Regulations"). If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes (as described below), even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income and any loss you may realize at such time would generally be an ordinary loss to the extent of the interest you included as income in the prior taxable years in respect of the notes and thereafter would be capital loss, the deductibility of which may be subject to limitations. If a Knock-Out Event occurs during the Monitoring Period on a date that is more than 6 months prior to the Maturity Date and, therefore, the Payment at Maturity becomes fixed, pursuant to the CPDI Regulations, special rules would apply to you. Under these special rules, you would be required to account for the difference between the present value of the projected amount of the contingent Payment at Maturity and the present value of the actual Payment at Maturity (as either an offset to future interest income or an ordinary loss, as appropriate) in a reasonable manner over the period to which the difference relates. If you are a secondary purchaser of the notes, the tax consequences to you may be different than that described herein.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 4.00%, compounded semi-annually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 principal amount note consists of a single payment at maturity, equal to $1,061.31. Assuming a semi-annual accrual period, the following table states the amount of original issue discount ("OID") that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
September 30, 2008 through December 31, 2008	$10.00	$10.00
January 1, 2009 through December 31, 2009	$40.80	$50.80
January 1, 2010 through March 31, 2010	$10.51	$61.31

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the equity securities composing the Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 114-II dated March 6, 2008.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT**— You may receive a lower payment at maturity than you would have received if you had invested directly in the equity securities underlying each Index or contracts related to each Index. If the Index closing level for either Index is greater than its Upper Knock-Out Level OR less than its Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the Index closing levels for both Indices fall between their respective Upper Knock-Out Level and respective Lower Knock-Out Level on the Observation Date but the Index closing level for either Index is greater than its Upper Knock-Out Level OR less than its Lower Knock-Out Level at some time during the term of the notes.

- **THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS** — Your ability to benefit from any Fixed Payment may be limited by the "knock-out" feature of the notes. In the event that the Index closing level for either Index exceeds its Upper Knock-Out Level or is below its Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only the principal amount of your notes. Under these circumstances, your return will not reflect the Fixed Payment.

- **YOU WILL BE EXPOSED TO THE RISK OF EITHER THE S&P 500® INDEX OR THE RUSSELL 2000® INDEX TRIGGERING A KNOCK-OUT EVENT** — Unlike an instrument with a return linked to a basket of indices or equity securities or other underlying assets, in which risk is mitigated and diversified among all of the components of the basket, **you will be exposed to the risk of either Index triggering a Knock-Out Event**. Strong or weak performance by either Index over the term of the notes may negatively affect your likelihood of receiving the Fixed Payment and will not be offset or mitigated by the performance of the other Index. Your return on the notes should not be expected to match the performance of a direct investment in either of the Indices or a basket of the Indices.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE FIXED PAYMENT** — If a Knock-Out Event does not occur, for each $1,000 principal amount note you will receive $1,000 plus an Additional Amount equal to the Fixed Payment of $180 (or 18% x $1,000), regardless of the appreciation or depreciation in either Index, which may be significant. Therefore, your appreciation potential is limited.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF EITHER INDEX IS VOLATILE** — The likelihood of either Index closing above its Upper Knock-Out Level or below its Lower Knock-Out Level during the Monitoring Period and thereby triggering a Knock-Out Event, will depend in large part on the volatility of such Index — the frequency and magnitude of changes in the level of the Index. Since their inception, both the S&P 500® Index and the Russell 2000® Index have experienced significant volatility.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the respective level of each Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - whether the Index closing level of either Index is above its Upper Knock-Out Level or below its Lower Knock-Out Level during the Monitoring Period;
  - the expected volatility of the Indices;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Indices;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index

PS- 2

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the S&P 500® Index. **The following table assumes that the Index closing level for the Russell 2000® Index will be less than or equal to its Upper Knock-Out Level and greater than or equal to its Lower Knock-Out Level on every trading day during the Monitoring Period. We make no representation or warranty as to the performance of the Russell 2000® Index during the Monitoring Period. Your Additional Amount will be zero if a Knock-Out Event occurs with respect to the Russell 2000® Index, even if a Knock-Out Event does not occur with respect to the S&P 500® Index.** The following table assumes an Initial Index Level for the S&P 500® Index of 1200, reflects the Fixed Payment of $180 per $1,000 principal amount note (or 18% x $1,000) and assumes that the lowest and highest Index closing levels for the S&P 500® Index during the Monitoring Period are as set forth under the first two columns in the following table. For the S&P 500® Index, assuming an Initial Index Level of 1200, the Upper Knock-Out Level will be 1476 and the Lower Knock-Out Level will be 924. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical lowest closing level during the Monitoring Period	Hypothetical highest closing level during the Monitoring Period	Largest percentage change from the Initial Index Level during the Monitoring Period	Contingent Payment (including, where relevant, the Fixed Payment)		Principal		Payment at Maturity
1200.00	1560.00	30.00%	$0	+	$1,000	=	$1,000
1200.00	1500.00	25.00%	$0	+	$1,000	=	$1,000
1200.00	1476.12	23.01%	$0	+	$1,000	=	$1,000
1200.00	1476.00	23.00%	$180	+	$1,000	=	$1,180
1200.00	1440.00	20.00%	$180	+	$1,000	=	$1,180
1200.00	1320.00	10.00%	$180	+	$1,000	=	$1,180
1200.00	1260.00	5.00%	$180	+	$1,000	=	$1,180
1200.00	1200.00	0.00%	$180	+	$1,000	=	$1,180
1140.00	1200.00	-5.00%	$180	+	$1,000	=	$1,180
1080.00	1200.00	-10.00%	$180	+	$1,000	=	$1,180
960.00	1200.00	-20.00%	$180	+	$1,000	=	$1,180
924.00	1200.00	-23.00%	$180	+	$1,000	=	$1,180
923.88	1200.00	-23.01%	$0	+	$1,000	=	$1,000
900.00	1200.00	-25.00%	$0	+	$1,000	=	$1,000
840.00	1200.00	-30.00%	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The lowest closing level of the S&P 500® Index during the Monitoring Period was 960, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1200. Because the closing level of the S&P 500® Index was less than or equal to its Upper Knock-Out Level AND greater than or equal to its Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $180, and the final payment at maturity is equal to $1,180 per $1,000 principal amount note.

Example 2: The lowest closing level of the S&P 500® Index during the Monitoring Period was 900, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1200. Because the closing level of the S&P 500® Index was less than its Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to $0, and the final payment per $1,000 principal amount note at maturity is $1,000.

Example 3: The lowest closing level of the S&P 500® Index during the Monitoring Period was 1200, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1440. Because the Index closing level of the S&P 500® Index was less than or equal to its Upper Knock-Out Level AND greater than or equal to its Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $180, and the final payment at maturity is equal to $1,180 per $1,000 principal amount note.

Example 4: The lowest closing level of the S&P 500® Index during the Monitoring Period was 1200, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1500. Because the Index closing level of the S&P 500® Index was higher than its Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to $0, and the final payment per $1,000 principal amount note at maturity is $1,000.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index and the Russell 2000® Index based on their respective weekly Index closing levels from January 3, 2003 through September 19, 2008. The S&P 500® Index closing level on September 25, 2008 was 1209.18. The Russell 2000® Index closing level on September 25, 2008 was 705.74. We obtained the various Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Indices will result in a payment at maturity of more than the principal amount of your notes.





JPMorgan Structured Investments —
Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index

PS- 4